Exhibit 99.12

STANDBY COMMITMENT AGREEMENT

THIS AGREEMENT is made as of the 3rd day of August, 2018.

BETWEEN:

CORO MINING CORP, 82 Richmond Street East, Suite 400, Toronto, Ontario, M5C 1P1

("Coro")

AND:

NDOVU CAPITAL XIV B.V., an entity having its head office at Hoogoorddreef 15, 1101 BA Amsterdam, The Netherlands.

(the "Standby Purchaser")

WHEREAS:

A.	Coro proposes to create and issue to holders of record of its issued and outstanding Common Shares (as defined below) as at the Record Date (as defined below), rights ("Rights") entitling the holders thereof to subscribe for and purchase Common Shares (the "Rights Offering");

B.	Pursuant to the Rights Offering, each holder of Common Shares will be entitled to receive one Right for each Common Share held by such holder on the Record Date, with 1.1667 Rights entitling the holder to purchase one Common Share at a price of CAD $0.05 per Common Share (the "Subscription Price"), for an aggregate of 671,591,957 Common Shares offered under the Rights Offering;

C.	As of the date hereof, the Standby Purchaser holds 109,733,334 Common Shares;

D.	Any holder of Common Shares who exercises such holder's right (the "Basic Subscription Privilege") to subscribe for all the Common Shares that can be initially purchased upon exercise of all Rights issued to such holder shall be entitled to subscribe for additional Common Shares under the Rights Offering at the Subscription Price (the "Additional Subscription Privilege"), in the manner set forth in the Rights Offering Notice and the Rights Offering Circular (each as defined below);

E.	In connection with the Rights Offering, Greenstone Resources L.P., and Greenstone Co-Investment No 1 (Coro) L.P. (with their affiliates, "Greenstone"), holders of 435,969,014 Common Shares, have agreed among other things to exercise only the Basic Subscription Privilege forming part their Rights unless otherwise agreed with the Standby Purchaser;

F.	Upon and subject to the terms and conditions of this standby commitment agreement (this "Agreement"), the Standby Purchaser has agreed that it, or its permitted assignee(s) in accordance with Section 8.8, will exercise its Basic Subscription Privilege, exercise its Additional Subscription Privilege and purchase from Coro such number of Common Shares available to be purchased, but not otherwise subscribed for, under the Rights Offering at the Subscription Price excluding any Greenstone Shares (as hereinafter defined) (the "Standby Commitment"), so that 671,591,957 Common Shares will have been issued under the Rights Offering, being all of the Common Shares that may be issued under the Rights Offering; and

G.	Under the Standby Commitment, the maximum obligations of the Standby Purchaser will be as to a maximum of 297,914,908 Common Shares.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree with each other as follows:

Article 1
INTERPRETATION

1.1	Whenever used in this Agreement (including the recitals hereto), unless the subject matter or context requires otherwise, the following words and terms shall have the following meanings:

(a)	"Business Day" means any day other than a Saturday or Sunday on which banks are open for business in Toronto, Ontario and London, England;

(b)	"Common Shares" means the common shares in the capital of Coro as constituted as of the date hereof, and as hereafter adjusted for any subdivisions, consolidations or other capital reorganizations;

(c)	"Expiry Time" means the time of expiration of the Rights Offering, being 5:00 p.m. (Toronto time) on September 20, 2018;

(d)	"Greenstone" has the meaning defined in Recital E;

(e)	"Greenstone Shares" means any shares issuable to Greenstone pursuant to Rights associated with its Basic Subscription Privilege;

(f)	"IRA" means the Amended and Restated Investor Rights Agreement between Coro Mining Corp., Greenstone Resources L.P., and Greenstone Co-Investment No 1 (Coro) L.P. dated April 13, 2018;

(g)	"Placement" has the meaning defined in Section 2.4(c);

(h)	"Public Record" means all documents or information filed on SEDAR by Coro under applicable securities laws up to and including the date hereof;

(i)	"Record Date" means the date and time at which the Shareholders entitled to Rights pursuant to the Rights Offering, and the number of Rights to which each is entitled, is determined, estimated to be the close of business on or about August 22, 2018;

(j)	"Rights Offering Circular" means the circular of Coro to be dated on or about August 13, 2018 in respect of the Rights Offering;

(k)	"Rights Offering Notice" means the notice of Coro to be dated on or about August 13, 2018 in respect of the Rights Offering;

(l)	"Shareholder" means a holder of Common Shares of Coro and "Shareholders" means all of them;

(m)	"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(n)	"U.S. Person" has the meaning ascribed to it in Rule 902 of Regulation S under the U.S. Securities Act; and

(o)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1.2	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Article 2
STANDBY PURCHASE COMMITMENT

2.1	Upon and subject to the terms and conditions of this Agreement, the Standby Purchaser hereby agrees that if less than 671,591,957 Common Shares are subscribed for under the Rights Offering, it or its permitted assignee(s) in accordance with Section 8.8, will subscribe for and purchase from Coro and Coro hereby agrees to issue and sell to the Standby Purchaser, or its respective permitted assignee(s), at the Subscription Price such number of Common Shares available to be purchased, but not otherwise subscribed for, under the Rights Offering, excluding any Greenstone Shares, so that 671,591,957 Common Shares will have been issued under the Rights Offering, being all of the Common Shares that may be issued under the Rights Offering. To the extent necessary to fulfill the Standby Commitment and subject to Section 2.2, the Standby Purchaser or its permitted assignee(s) shall:

(a)	first, subscribe for such number of Common Shares which the Standby Purchaser or its affiliates is entitled to purchase pursuant to the terms and conditions of the Basic Subscription Privilege attached to any Rights held by the Standby Purchaser or its affiliates;

(b)	second, subscribe for such additional number of Common Shares under the Additional Subscription Privilege attached to any Rights held by the Standby Purchaser or its affiliates; and

(c)	third, purchase such number of Common Shares which are potentially issuable by Coro under the Rights Offering but not subscribed for by the Shareholders (other than the Standby Purchaser and its affiliates) pursuant to the exercise of the Basic Subscription Privileges and the Additional Subscription Privileges, excluding any Greenstone Shares, provided always that the Standby Purchaser shall not be obligated to purchase Common Shares in an amount in excess of the Standby Commitment.

2.2	Under the Standby Commitment, the obligations of the Standby Purchaser will be as to a maximum of 297,914,908 Common Shares. For clarity, the Standby Commitment does not require the Standby Purchaser to subscribe for any Greenstone Shares.

2.3	The obligation of the Standby Purchaser to complete the Closing (as defined below) shall be subject to the fulfilment, or the waiver by the Standby Purchaser, of the following conditions, each of which is for the exclusive benefit of the Standby Purchaser and may be waived by the Standby Purchaser at any time, in whole or in part, in its sole discretion without prejudice to any other rights that it might have:

(a)	all documents to be delivered to the Standby Purchaser hereunder at or prior to the Closing will have been so delivered and will be in form and substance satisfactory to the Standby Purchaser, acting reasonably;

(b)	the representations and warranties of Coro contained herein shall be true and correct as of the Closing as if made as of such time after giving effect to the transaction contemplated herein and in the Rights Offering Notice and the Rights Offering Circular and to the exercise of all or any part of the Rights;

(c)	Coro shall have duly fulfilled and complied with all of its covenants contained herein to the extent that the same are required to be fulfilled or complied with at or prior to the Closing;

(d)	Coro will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of the Toronto Stock Exchange (the "TSX") and all other governmental and regulatory bodies and any other person required in Canada in connection with the Rights Offering, the purchase of the Standby Commitment by the Standby Purchaser pursuant to this Agreement (including, without limitation, those relating to the listing of the Rights, the Common Shares issuable upon exercise of the Rights, and the Common Shares to be purchased by the Standby Purchaser hereunder, on the TSX);

(e)	there shall not have developed, occurred or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence or any law, action, regulation or other occurrence of any nature whatsoever which, in the opinion of the Standby Purchaser, acting reasonably, materially adversely effects or involves, or is expected to materially adversely effect or involve, financial markets generally or the assets, liabilities (contingent or otherwise), business, affairs, operations, financial condition or capital of Coro and its subsidiaries taken as a whole;

(f)	no (i) order issued by any Canadian, United States or other governmental or regulatory authority or body and no statute, rule, regulation or executive order promulgated or enacted by the Canadian or United States government or any other governmental authority shall be in effect which, or (ii) action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency wherein an unfavourable judgment, order, decree, stipulation, injunction, or charge which, would (x) prevent consummation of any of the transactions contemplated by this Agreement or the Rights Offering or (y) cause any of the transactions contemplated by this Agreement or the Rights Offering to be rescinded following consummation (and no such judgment, order, decree, stipulation, injunction, or charge shall be in effect).

(g)	Coro and the Standby Purchaser shall have received a written undertaking from Greenstone which among other things (i) waives Section 2.1(g) of the IRA to permit the size of the Coro board of directors to be increased, if necessary, to allow for the appointment of a nominee of the Standby Purchaser; (ii) waives Article 4 of the IRA in respect of the Rights Offering and Placement; (iii) waiving section 6.1 of the IRA in respect of the Rights Offering and Placement; (iv) confirms that Greenstone will not to acquire Rights in the Rights Offering in addition to those Rights issued to it in connection with the Common Shares owned by Greenstone prior to the commencement of the Rights Offering, and that Greenstone will exercise only the Basic Subscription Privilege forming part of such Rights unless otherwise agreed with the Standby Purchaser, and (v) provided the Standby Purchaser holds 10% or more of Coro's issued and outstanding Common Shares, confirm's Greenstone's agreement to exercise the voting rights attaching to Greenstone's common shares of Coro to vote in favour of the board nominee to which the Standby Purchaser is entitled to nominate at any general meetings of Shareholders, should the Standby Purchaser nominate a director pursuant to the exercise of such right.

2.4	The Standby Purchaser will be released from its obligation to complete the Closing if:

(a)	one or more of the conditions precedent to the Closing as set forth in Section 2.3 of this Agreement have not been satisfied or waived by the Standby Purchaser;

(b)	Coro fails to comply with its obligation to complete the Closing; or

(c)	the closing of the private placement of Coro announced concurrently with the Rights Offering (the "Placement") has not closed with the result that the Standby Purchaser is a registered holder of the 109,733,334 Common Shares purchased by it in the Placement.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Coro represents and warrants to the Standby Purchaser that:

(a)	Coro is a corporation validly existing under the laws of the British Columbia and has the requisite corporate power and authority to own its properties and to carry on its business as now being conducted by it;

(b)	Coro has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(c)	Coro has taken all requisite corporate action to authorize the creation and issuance of the Rights, the issuance of the Common Shares upon the exercise of the Rights (including the issuance of the Common Shares to be purchased by the Standby Purchaser hereunder), and the execution and delivery of this Agreement and the performance of Coro's obligations hereunder, and the execution and delivery of this Agreement and the performance of Coro's obligations hereunder will not constitute a breach of, or default under, the articles of incorporation or by-laws of Coro, or any of its subsidiaries, or of any agreement to which it, or any of its subsidiaries, is a party;

(d)	this Agreement has been duly executed and delivered by Coro and constitutes a legal, valid and binding obligation of Coro enforceable against Coro in accordance with its terms;

(e)               subject only to the qualifications with respect to same set out in the Subscription Agreement (and the related disclosure letter (the “Disclosure Letter”)) with respect to the placement between Coro and the Standby Purhcaser of even date herewith, Coro is the indirect or direct, as the case may be, beneficial owner of and/or has the right to use the properties, business and assets or the interests in the properties, business or assets referred to in the Public Record; all agreements by which Coro holds an interest in a property, business or asset are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(f)                Coro has complied and will comply in all material respects with the requirements of all applicable corporate and securities laws, including, without limitation, the Securities Act (Ontario) and its regulations, the TSX Company Manual and the Business Corporations Act (British Columbia) in relation to the issue and trading of its securities and in all matters relating to the Rights Offering;

(g)	except as disclosed in the Public Record and the Disclosure Letter, Coro is not a party to any actions, suits or proceedings which could materially affect its business or financial condition, and no such actions, suits or proceedings are contemplated or have been threatened;

(h)              upon receipt of full payment therefor, the Common Shares issued pursuant to the Rights Offering will be duly and validly issued;

(i)                except as set out in the Disclosure Letter, there are no judgments against Coro, if any, which are unsatisfied, nor are there any consent decrees or injunctions to which Coro is subject;

(j)                the Public Record does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made, and as at the date they were made, not misleading; and

(k)	Coro has not engaged in any "directed selling efforts" (as such term is defined in Regulation S under the U.S. Securities Act ("Regulation S")) in respect of the shares purchased pursuant to the Standby Commitment; Coro is, and at Closing will be, a "foreign private issuer" (as defined under Rule 405 of the U.S. Securities Act) and it reasonably believes that there is no "substantial U.S. market interest" (as defined in Regulation S) in the Common Shares; Coro has not taken and will not take any action that would cause the exemptions or exclusions from registration provided by Rule 903 of Regulation S to be unavailable with respect to offers and sales of the shares underlying the Standby Commitment.

3.2	The Standby Purchaser represents and warrants on its own behalf to Coro that:

(a)	it has the legal capacity to enter into and execute this Agreement and perform its obligations hereunder and under any other instruments delivered pursuant hereto;

(b)	this Agreement has been duly authorized by the Standby Purchaser, and has been duly executed and delivered by the Standby Purchaser and is a legal, valid and binding obligation of the Standby Purchaser, enforceable against it by Coro in accordance with its terms (except in any case as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by equitable principles).

(c)	the execution and delivery of this Agreement by Standby Purchaser and the consummation of the transactions provided for herein will not result in the violation of, or constitute a default under or conflict with or cause the acceleration of any obligation of the Standby Purchaser under: (a) any provision of the constitutional documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Standby Purchaser, as applicable; (b) any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Standby Purchaser; (c) any applicable law, statute, ordinance, regulation or rule to which the Standby Purchaser is subject or (d) any of the provisions of any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Standby Purchaser is a party or by which the Standby Purchaser or any of its respective property or assets is bound.;

(d)	it is not resident in the United States or a U.S. Person;

(e)	it was not, and will not be, offered any Common Shares acquired pursuant to Section 2.1 in the United States;

(f)	it was not, and will not be, in the United States at the time the buy order for any Common Shares acquired pursuant to Section 2.1 was or will be placed or this Agreement was executed;

(g)	it is not acquiring any Common Shares pursuant to Section 2.1 for the account or benefit of a person in the United States or a U.S. Person;

(h)	it has no intention to distribute either directly or indirectly any Common Shares acquired pursuant to Section 2.1 in the United States, except in compliance with the U.S. Securities Act and applicable state securities laws of any state of the United States;

(i)	it has not acquired any Common Shares pursuant to Section 2.1 as a result of any form of directed selling efforts (as such term is defined in Regulation S); and

(j)	it understands that the Common Shares pursuant to Section 2.1 have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, the Common Shares may not be offered or sold, directly or indirectly, in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom, and Coro has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Common Shares pursuant to Section 2.1.

Article 4
COVENANTS

4.1	Coro covenants and agrees with the Standby Purchaser that:

(a)	at the time of filing and at the Closing, the Rights Offering Notice and the Rights Offering Circular will comply in all material respects with the requirements of the securities laws pursuant to which they have been filed and the respective regulations thereunder, including the rules and policies of the TSX and Nasdaq;

(b)	certificates representing the Rights shall be delivered to holders of Common Shares resident in Canada and the United States and other jurisdictions where the Rights may be lawfully distributed, but not elsewhere, promptly following the Record Date and, upon such delivery, the Rights will be validly issued and outstanding and the holders thereof will be entitled to the rights and privileges relating thereto described in the Rights Offering Notice and the Rights Offering Circular;

(c)	Coro will take or cause to be taken all steps as may be necessary to ensure that the distribution of the Rights, the Common Shares issuable upon exercise of the Rights and the Common Shares to be purchased by the Standby Purchaser hereunder comply in all material respects with all applicable securities laws and regulations and all published rules, policies and notices of all securities commissions, stock exchanges, securities regulatory authorities or other governmental or regulatory bodies having jurisdiction and will use its best efforts to cause such distribution to take place in accordance with all such laws, regulations, rules, policies and notices;

(d)	Coro will not enter into a standby commitment agreement, underwriting agreement or similar agreement with any other person in relation to the Rights Offering; and

(e)	Coro will not retain any agents to assist with the sale of Rights to any person, and shall not pay any commissions or compensation in the nature of a finder's or broker's fee to any person directly in connection with the Rights Offering.

Article 5
CLOSING ARRANGEMENTS

5.1	The closing (the "Closing") of the purchase by the Standby Purchaser and sale by Coro of the Standby Commitment pursuant to this Agreement shall be completed at the offices of legal counsel to Coro, at the Expiry Time or at such other time and place as Coro and the Standby Purchaser may agree upon in writing.

5.2	At the Closing, Coro shall deliver or cause to be delivered:

(a)	to the Standby Purchaser: a certificate signed by any two officers of Coro acceptable to the Standby Purchaser, certifying for and on behalf of Coro that:

(i)	it has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing;

(ii)	there has been no material adverse change (actual, anticipated, proposed or prospective, financial or otherwise) in the business, affairs, operations, assets, financial condition, liabilities (contingent or otherwise) or capital of Coro and its subsidiaries taken as a whole, including any such change resulting from a material adverse change in the financial markets in Canada, from the date hereof to the Closing; and

(iii)	the representations and warranties of Coro contained herein are true and correct as of the Closing after giving effect to the transactions contemplated herein and in the Rights Offering Notice and the Rights Offering Circular; and

(b)	in accordance with the Standby Purchaser's delivery instructions: a definitive certificate representing the Common Shares to be purchased by the Standby Purchaser pursuant to Section 2.1(c) of this Agreement, if any, registered in the name of the Standby Purchaser or its permitted assignee(s), or such other evidence of the ownership of such Common Shares as the Standby Purchaser may request.

against payment by the Standby Purchaser by bank draft, wire transfer or certified cheque to Coro, or as Coro may otherwise direct, of the aggregate purchase price for the Common Shares to be purchased by the Standby Purchaser pursuant to this Agreement.

Article 6
INDEMNIFICATION AND CONTRIBUTION

6.1	Coro agrees to indemnify and hold harmless the Standby Purchaser and its affiliates (each such person, an "Indemnified Party") to the extent fully permitted by law from and against any losses, claims, damages and liabilities, joint or several (collectively, the "Damages"), to which such Indemnified Party may become subject in connection with or otherwise relating to or arising from (i) any claims by a third party against an Indemnified Party in respect of the obligations of the Standby Purchaser under this Agreement or (ii) any inaccuracy in or breach or nonfulfillment of or noncompliance with any of the covenants or agreements or representations and warranties made by Coro in this Agreement (collectively, the "Indemnifiable Events").

6.2	Coro will reimburse each Indemnified Party for all reasonable fees and expenses (including the reasonable fees and expenses of counsel) (collectively, "Expenses") as incurred in connection with investigating, preparing, pursuing or defending any threatened or pending claim, action, proceeding or investigation (collectively, the "Proceedings") arising from an Indemnifiable Event, whether or not such Indemnified Party is a formal party to such Proceeding; provided, that Coro will not be liable to any such Indemnified Party to the extent that any Damages are found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from the gross negligence or wilful misconduct of the Indemnified Party seeking indemnification hereunder.

6.3	If for any reason other than in accordance with this Agreement, the foregoing indemnity is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless in respect of an Indemnifiable Event, then Coro will contribute to the amount paid or payable by an Indemnified Party as a result of Damages (including all Expenses incurred) in respect of an Indemnifiable Event in such proportion as is appropriate to reflect the relative benefits to Coro and/or the Shareholders on the one hand, and the Standby Purchaser and/or any other Indemnified Party on the other hand, in connection with the matters covered by this Agreement or, if the foregoing allocation is not permitted by applicable law, not only such relative benefits but also the relative faults of such parties as well as any relevant equitable considerations. In ascertaining relative fault, reference shall be made to, among other things, whether any alleged untrue statement or omission or any alleged conduct relates to information provided by Coro or other conduct by Coro (or its employees or other agents) on the one hand, or by the Standby Purchaser, on the other hand.

6.4	Coro agrees not to enter into any waiver, release or settlement of any Proceeding (whether or not the Standby Purchaser or any other Indemnified Party is a formal party to such Proceeding) in respect of which indemnification may be sought hereunder without the prior written consent of the Standby Purchaser (which consent will not be unreasonably withheld), unless such waiver, release or settlement (i) includes an unconditional release of the Standby Purchaser and each Indemnified Party from all liability arising out of such Proceeding and (ii) does not contain any factual or legal admission by or with respect to any Indemnified Party or any adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

6.5	The indemnity, reimbursement and contribution obligations of Coro hereunder will be in addition to any liability which Coro may have at common law or otherwise to any Indemnified Party and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of Coro or an Indemnified Party. The provisions of this Article 6 will survive the modification or termination of this Agreement.

Article 7
TERMINATION

7.1	The Standby Purchaser may terminate its obligations under this Agreement by notice in writing to Coro if:

(a)	the conditions precedent to the Closing, as set forth in Section 2.4 of this Agreement have not been satisfied or waived by the Standby Purchaser by the Expiry Time; or

(b)	any order to cease trading the securities of Coro is made by a competent regulatory authority and that order is still in effect; or

(c)	the Rights Offering Notice and the Rights Offering Circular are not accepted for filing by the regulatory authorities having jurisdiction within 60 days of the reference date of this Agreement.

Article 8
GENERAL

8.1	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by personal delivery, prepaid courier, email or facsimile, addressed as follows:

(a)	if to Coro:

Coro Mining Corp.
82 Richmond St East
Suite 400
Toronto, Ontario
M5C 1P1

Attention: Nicholas Bias

Telephone: +44 (0)7771 450 679

Email: nbias@coromining.com

(b)	if to the Standby Purchaser:

Ndovu Capital XIV B.V.

Hoogoorddreef 15,

1101 BA Amsterdam,

The Netherlands

Attention:	The Directors
Telephone:	+31 20 5222554
Email:	ndovuteam@augentius.com
Facsimile:	+31 20 4422592

or to such other address of which written notice is given in the manner specified herein, and each such notice or other communication shall be deemed to have been given and received on the date it is delivered (by personal delivery or prepaid courier) to such address, provided that, if such day is not a Business Day in the place of delivery, then it shall be deemed to have been given and received on the Business Day next following such day. Any notice or other communication transmitted by email or facsimile shall be deemed to have been given and received on the first Business Day at its destination after the date of transmission.

8.2	All warranties, representations, covenants and agreements of Coro or the Standby Purchaser contained herein or contained in any document submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase of Common Shares by the Standby Purchaser and continue in full force and effect for a period of two years notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of the Standby Purchaser or Coro.

8.3	Subject to applicable law and the rules and regulations applicable to Coro and the Standby Purchaser, none of the parties hereto shall issue any press release or public announcement relating to matters provided for herein without the approval of the other parties hereto, which approval may not be unreasonably withheld or delayed.

8.4	Time shall be of the essence hereof.

8.5	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

8.6	Unless specifically otherwise provided, all dollar amounts referred to herein are in Canadian funds.

8.7	Coro and the Standby Purchaser shall each sign such further and other documents, cause such meetings to be held, use their best efforts to cause such resolutions to be passed, exercise their vote and influence and do and perform (and cause to be done and performed) such further and other acts or things as may be necessary or desirable in order to give full effect to this Agreement.

8.8	The Standby Purchaser may assign this Agreement or any of its rights hereunder to one or more affiliates controlled by the Standby Purchaser or nominate such assignee(s) to perform the Standby Commitment or any part thereof on its behalf provided that: (a) each such assignee is able to provide such representations and warranties and perform such covenants as are necessary in order for Coro to issue the Common Shares to the assignee in compliance with all applicable securities legislation and stock exchange policies and for the assignee to act as guarantor to the Rights Offering in compliance with all applicable securities legislation and stock exchange policies; (b) each such assignee is able to provide the representations and warranties set forth in subsections 3.2(d) through 3.2(j) of this Agreement; and (c) the Standby Purchaser guarantees the obligations of the assignee(s) under this Agreement. The Standby Purchaser hereby guarantees the obligations of its assignee(s) if there is an assignment of this Agreement. Subscription of Common Shares by the assignee(s) of the Standby Purchaser to the amount committed under the Standby Commitment shall be deemed to be the compliance of the Standby Commitment by the Standby Purchaser.

8.9	This Agreement may be executed in any number of counterparts, each of which shall constitute an original, and all of which shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first stated above.

CORO MNING CORP.

By: _”Signed”_____________________________
Name: Luis Albano Tondo
Title: Chief Executive Officer

NDOVU CAPITAL XIV B.V.

By: _”Signed”_____________________________
Name: Augentius (Netherlands) B.V.
Title: Managing Director / Authorized Signatory

Signature Page to Standby Commitment Agreement